EXHIBIT 99.1

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                     CORPBANCA: FIRST QUARTER 2005 RESULTS

Santiago, Chile, May 18, 2005 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter of 2005. The results are derived from CORPBANCA's unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Chilean peso amounts are expressed in Chilean pesos at March 31, 2005, whereas percentages are expressed in real terms.

Executive Summary

                                   CORPBANCA

>    Development of Results

CORPBANCA posted net income of Ch$10,736 million (Ch$0.19 per share or US$1.61 per ADR) for the first quarter of 2005, representing a decrease of 19.7% compared to net income of Ch$13,365 million for the first quarter of 2004 due to the fact that CORPBANCA began paying income taxes as of the second half of 2004. Pre-tax income remained practically constant at Ch$13,460 million for the first quarter of March 2005, or 0.8% lower compared to Ch$13,571 for the first quarter of 2004. CORPBANCA's income was also affected by a decrease in U.F. due to a decrease in inflation which affected the net interest margin (net interest revenues over interest earning assets).

Return on equity (ROE) decreased from 16.6% in the first quarter of 2004 to 12.8% in the first quarter of 2005. The decrease was due in part to the increase in CORPBANCA's base capital as a result of the capitalization of 50% of 2004 net income and by the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, return on equity would have been 15.8%.

CORPBANCA maintained its position as one of the most efficient banks among its peers of comparable size in terms of loan portfolio and markets served, with a consolidated efficiency ratio (operating expenses over gross margin) of 46.6% for the first quarter of 2005 and a non consolidated efficiency ratio of 50.2% compared to an efficiency ratio for the banking sector of 55.6%.

>    Business Activity and Financing

Total loans (net of interbank loans) increased by 18.2% in the twelve month period ended March 2005, outpacing the 12.9% growth shown by the Chilean banking sector, allowing CORPBANCA to increase its market share from 6.3% in the first quarter of 2004 to 6.5% in first quarter of 2005. The increase includes a 0.6% growth in our share of the residential mortgage loan market, which reached 2.3% as of March 31, 2005.

Saving accounts and time deposits, CORPBANCA's most important sources of funding in the last twelve months, increased by Ch$301,864 million (in real terms). Current (checking) accounts and banker's drafts and other sight accounts increased by Ch$31,550 million, or 12.8%. These non-interest bearing liabilities are also an important source of funding.

>    Solvency and Portfolio Risk

The Basle Index for CORPBANCA for the first quarter of 2005 was 14.1% compared to 16.6% for the first quarter of 2004. The drop was due to an increase of 25% in risk weighted assets compared to only 7% growth in effective equity.

For the first quarter of 2005, CORPBANCA had a risk index (allowances for loan losses over total loans) of 1.7%, which compares favorably to the 2.0% risk index for the first quarter of 2004 and the 1.9% risk index for the Chilean banking sector.


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                             CHILEAN BANKING SECTOR

>    Development of Results

The following table shows certain information relating to net income for the periods indicated, in million of Chilean pesos (except percentages):


---------------------------------------------------- ------------------- -------------------- ------------------- ------------------

                                                     Three months ended  Three months ended     Change between     Percentage change
                                                       March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                               and 2005 periods           2005
                                                                                                                        periods
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Gross margin                                                    581,839              587,321             (5,482)             (0.9%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Operating expenses                                            (323,259)            (310,337)            (12,922)              4.2%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Provisions for loan losses                                     (61,012)             (71,235)              10,224            (14.4%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Income attributable to investments in other                      34,284               29,762               4,552             15.2%
companies
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Other non-operating expenses                                   (12,719)             (13,265)                 547             (4.1%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net loss from price-level restatement                            23,886               13,960               9,926             71.1%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net income before taxes                                         243,019              236,206               6,813              2.9%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Income tax provisions                                          (42,288)             (39,671)             (2,617)              6.6%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net income                                                      200,731              196,535               4,196              2.1%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------


Despite a decrease in the U.F., due to a drop in inflation, of Ch$18,924 million, or 4.0%, during the first quarter of 2005, net income for the banking sector at March 2005 grew by 2.1% or Ch$4,196 million compared to the same period of 2004. This growth was mainly due to an increase in exchange rate earnings of Ch$46,776 million year on year. Allowances and write offs decreased by Ch$10,224 million for the first quarter of 2005, reflecting improvements in the quality of the portfolio. Price level restatements resulted in an increase in income of Ch$9,926 million in the first quarter of 2005 compared to the first quarter of 2004 due to the decrease in the U.F. in the first quarter of 2005. Finally, net income attributable to investments in other companies increased by Ch$4,522 million, or 15.2%, compared to the first quarter of 2004.

Mark to market investments fell by Ch$35,016 million, or 50.5%, compared to the first quarter of 2004. Interests and net adjustments dropped by Ch$18,924 million compared to the first quarter of 2004 due to the decrease in the U.F. during first quarter of 2005. Finally, operating expenses rose by Ch$12,922 million, resulting in a drop in the efficiency ratio from 52.8% in the first quarter of 2004 to 55.6% in the first quarter of 2005.

Profitability for the Chilean banking sector, measured in terms of returns on equity, decreased slightly to 18.3% for the first quarter of 2005 compared to 18.6% for the first quarter of 2004. The decrease was due mainly to the decrease in the U.F., which caused a 4.0% reduction of net interest margin compared to the first quarter of 2004, which in turn caused the net interest margin ratio (net interest margin over interest earning assets) to fall from 4.25% to 3.78% year on year.



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>    Business Activity

The following table sets forth certain information with respect to loan portfolios for the periods indicated in millions of Chilean pesos (except percentages):


------------------------------------------------ ------------------- -------------------- ------------------- ---------------------

                                                 Three months ended  Three months ended     Change between     Percentage change
                                                   March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                           and 2005 periods           2005
                                                                                                                    periods

------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Commercial*                                              16,179,414           14,202,912           1,976,502                 13.9%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Consumer*                                                 4,593,243            3,854,658             738,585                 19.2%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Foreign trade                                             3,133,528            2,821,943             311,585                 11.0%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Housing mortgage                                          3,642,848            4,284,196           (641,349)               (15.0%)
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Commercial mortgage                                       1,566,750            2,239,024           (672,274)               (30.0%)
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Other commercial mortgage                                   188,283              191,534             (3,252)                (1.7%)
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Other housing mortgage                                    4,144,335            2,176,806           1,967,528                 90.4%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Leasing contracts                                         1,698,251            1,395,874             302,377                 21.7%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Factored receivables                                        318,478              132,362             186,116                140.6%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Contingent                                                2,868,728            2,529,015             339,713                 13.4%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Past due loans                                              472,365              547,235            (74,870)               (13.7%)
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Other outstanding loans                                      36,243               40,711             (4,468)               (11.0%)
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
Total loans (excluding interbank loans)                  38,842,466           34,416,272           4,426,193                 12.9%
------------------------------------------------ ------------------- -------------------- ------------------- ---------------------
(*) Includes overdrafts


Total loans (net of interbank loans) for the banking sector grew by Ch$4,426,193 million, or 12.9%, in the first quarter of 2005 compared to the first quarter of 2004. As for retail loans, housing mortgage (housing mortgage and other housing mortgage) loans increased by 20.5% and consumer loans increased by 19.2% during the first quarter of 2005. As for corporate loans, leasing contracts increased by 21.7%, commercial loans by 13.9% and foreign trade loans by 11.0%. These increases were offset by a drop in mortgages for general purposes (commercial mortgage and other commercial mortgage) of 27.8% in the first quarter of 2005 compared to the first quarter of 2004.

The quality of total loans (net of interbank loans) has improved along with the global economy. Past due loans have fallen by 13.7% in the last twelve months, to 1.2% of total loans (net of interbank loans) for the first quarter of 2005, which is an improvement over the 1.6% for the first quarter of 2004. Furthermore, coverage of allowances of past due loans improved, rising from 142% for the first quarter of 2004 to 160% for the first quarter of 2005. Following the same trend, the risk index decreased from 2.2% to 1.9% for the same period, year on year.

>    Financing

Higher interest rate levels during the first quarter of 2005, compared to the same period last year, resulted in an increase in financing costs of Ch$21,916 million which was offset by an increase in net interest income of Ch$26,792 million which resulted in a gain of Ch$4,876 million or 1.2%.

The increase in interest rate levels also resulted in an increase in time and demand deposits of Ch$3,566.983 million, or 16.5%, in the first quarter of 2005 compared to the first quarter of 2004.

Domestic borrowings rose by Ch$773,105 million, or 95.9%, while foreign borrowings rose by Ch$155,373 million, or 5.4%, in the first quarter of 2005 compared to the first quarter of 2004.


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             CONSOLIDATED RESULTS FOR CORPBANCA FIRST QUARTER 2005

>    Development of Results

The following table shows certain information relating to the composition of CORPBANCA's consolidated net income for the periods indicated, in millions of Chilean pesos (except percentages):


---------------------------------------------------- ------------------- -------------------- ------------------- ------------------

                                                     Three months ended  Three months ended     Change between     Percentage change
                                                       March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                               and 2005 periods           2005
                                                                                                                        periods
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Gross margin(*)                                                 28,042               30,395             (2,353)            (7.7%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Operating expenses                                             (13,070)             (12,500)               (570)             4.6%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Provisions for loan losses                                      (3,662)              (5,381)               1,719           (31.9%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Income attributable to investments in other                          61                   64                 (3)            (4.7%)
companies
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Other non-operating expenses                                      (413)                (442)                  29            (6.7%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net loss from price-level restatement                             2,503                1,435               1,067            74.4%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net income before taxes                                          13,460               13,571               (110)            (0.8%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Income tax provisions                                           (2,724)                (205)             (2,519)         1,227.7%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Net income                                                       10,736               13,365             (2,629)           (19.7%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
(*)See table below for gross margin composition


CORPBANCA's net income for the first quarter of 2005 was Ch$10,736 million. This 19.7% drop from the amount posted for the same period in 2004, was due to an income tax provision of Ch$2,519 million. Pre-tax income for the first quarter of 2005 was Ch$13,460 million, slightly lower than the Ch$13,571 recorded for the first quarter of 2004.

Operating expenses increased by Ch$570 million, or 4.6%, in the first quarter of 2005 compared to the first quarter of 2004. Within operating expenses, salaries represented the largest increase, rising by Ch$505 from Ch$7,869 million in the first quarter of 2004 to Ch$8,374 million in the first quarter of 2005. Salaries have increased because of CORPBANCA's growth in terms of personnel and activity levels. The efficiency ratio for the first quarter was 46.6%, allowing CORPBANCA to maintain its position as one of the most efficient banks in the banking sector. CORPBANCA has been able to generate economies of scale through client expansion and cross selling, and productivity incentives and performance based wages.

The following table shows certain information relating to the composition of CORPBANCA's gross margin for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------- ------------------- -------------------- ------------------- ---------------------

                                                  Three months ended  Three months ended     Change between     Percentage change
                                                    March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                            and 2005 periods           2005
                                                                                                                     periods

------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Net interest revenue                                          21,043               25,146             (4,103)               (16.3%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Fees and income from services, net                             4,267                4,137                 130                  3.1%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Gains from trading activities, net                             5,411                2,834               2,577                 90.9%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Foreign exchange earnings                                    (1,048)                (780)               (269)                 34.4%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Other operating income, net                                  (1,631)                (942)               (689)                 73.1%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Gross margin                                                  28,042               30,395             (2,352)                (7.7%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------


------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Net interest revenue, as adjusted (*)                         20,399               24,679             (4,281)               (17.3%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Foreign Exchange rate earnings, as adjusted (*)                (404)                (313)                (90)                 28.9%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
(*)Includes exchange rate earnings derived from forward contracts held by CORPBANCA for hedging purposes


Gross margin decreased Ch$2,352 million, or 7.7%, in the first quarter of 2005 compared to the first quarter of 2004. This drop was the result of a decrease of Ch$4,103 million in net interest revenue caused by the 0.7% decrease in the U.F. during the first quarter of 2005. The average difference between U.F. indexed assets and liabilities was Ch$505,781 million, so the impact on net interest revenue was Ch$3,968 million.


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Foreign exchange earnings decreased by Ch$269 million in the first quarter of
2005 mainly due to a 5.9% drop in the exchange rate and its effect on forward contracts held by CORPBANCA for hedging purposes.

Due to increases of interest rate levels, fees and income from services has shifted from fees from refinancing of loans and flat fees to fees related to the housing mortgage and checking account sectors.

Gains from trading activities increased by Ch$2,577 million year on year. Total gains from trading activities as of March 2005 were Ch$5,411 million; from this total Ch$3,045 million were generated by CORPBANCA, while the brokerage subsidiary generated Ch$2,366 million.

Other operating income, net, rose by Ch$689 million, due largely to a Ch$637 million increase in sales force expenses as a result of the increase in both consumer and residential mortgage loans.

The following table shows certain information relating to the composition of CORPBANCA's operating expenses for the periods indicated, in millions of Chilean pesos (except percentages):


------------------------------------------------- ------------------- -------------------- ------------------- ---------------------

                                                  Three months ended  Three months ended     Change between     Percentage change
                                                    March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                            and 2005 periods           2005
                                                                                                                     periods
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Personnel salaries and expenses                              (8,374)              (7,869)               (505)                  6.4%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Administrative and other expenses                            (3,486)              (3,449)                (36)                  1.0%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Depreciation and amortization costs                          (1,211)              (1,182)                (29)                  2.5%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Total operating costs                                        (13,070)            (12,500)               (570)                  4.6%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------


CORPBANCA's total operating expenses increased by 4.6% in the first quarter of 2005. Administrative and other expenses, as well as depreciation and amortization costs stayed relatively flat during the twelve month period ended on March 31. Personnel and salaries expenses grew by 6.4% mainly because of the increase in total personnel due to increased activity levels.

CORPBANCA's annualized return on equity decreased from 16.6% in the first quarter of 2004 to 12.6% in the first quarter 2005 due to the increase in CORPBANCA's base capital as a result of the capitalization of 50% of 2004 net income and by the impact of the recordation of tax provisions following the full utilization of tax loss carryforwards. On a pre-tax basis, return on equity would have been 15.8%.

Meanwhile, the net interest margin ratio fell from 3.8% in March 2004 to 2.7% in March 2005 mainly as a result of the previously explained decreased in U.F.

Allowances for loan losses decreased by Ch$1,719 million, or 31.9%, as a result of the increasing quality of CORPBANCA's total loans portfolio (net of interbank loans), causing an improvement in CORPBANCA's risk ratio from 2.0% for the first quarter of 2004 to 1.7% for the first quarter of 2005.










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>    Business Activity

The following table sets forth certain information with respect to CORPBANCA's loan portfolio for the periods indicated, in millions of Chilean pesos (except percentages):


---------------------------------------------------- ------------------- -------------------- ------------------- ------------------

                                                     Three months ended  Three months ended     Change between     Percentage change
                                                       March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                               and 2005 periods           2005
                                                                                                                        periods
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Commercial*                                                1,197,986            1,006,805             191,182                 19.0%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Consumer*                                                    295,201              247,500              47,701                 19.3%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Foreign trade                                                224,544              151,527              73,017                 48.2%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Housing mortgages                                             84,814              104,666            (19,853)               (19.0%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Commercial mortgages                                         190,353              214,837            (24,485)               (11.4%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Other commercial mortgages                                     1,397                1,821               (423)               (23.3%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Other housing mortgages                                       97,888                7,943              89,945               1132.4%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Leasing contracts                                            179,217              162,172              17,045                 10.5%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Factored receivables                                          47,715               37,319              10,397                 27.9%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Contingent                                                   198,363              192,025               6,337                  3.3%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Past due loans                                                24,717               25,016               (299)                (1.2%)
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Other outstanding loans                                          464                  109                354                323.8%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
Total loans (excluding interbank loans)                    2,542,658            2,151,739             390,919                 18.2%
------------------------------------------------- ------------------- -------------------- ------------------- ---------------------
(*)Includes overdrafts


CORPBANCA's total loans (net of interbank loans) was Ch$2,542,658 million as of March 2005, representing growth in real terms of 18.2% in twelve months. This performance outpaced the Chilean banking sector's growth in real terms of 12.9% for the same period and raised CORPBANCA's market share from 6.3% as of March 31, 2004 to 6.5% as of March 31, 2005.

Loans with the largest growth in relative terms were residential mortgage loans (housing mortgage and other housing mortgage) with a 62.2% increase, foreign trade loans with a 48.2% increase and commercial loans with a 19% increase, compared to reported increases in the Chilean banking sector of 20.5%, 11% and 17.8%, respectively.

The following table shows CORPBANCA's market share in terms of commercial, consumer and housing loans:


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As previously mentioned, housing mortgages reported an increase of 62.2% in twelve months, allowing CORPBANCA to outpace the 20.5% growth reported in the Chilean banking sector for the same period. This allowed CORPBANCA to increase its market share for these types of loans, from 1.7% as of March 31, 2004 to 2.3% as of March 31, 2005.




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Allowances for loan losses over total loans dropped by 2.7% which resulted in an improvement in the risk index, which fell from 2.0% for the first quarter of 2004 to 1.7% for the first quarter of 2005. The improvement in the risk index was also due to changes in the composition of the portfolio. Past due loans fell from 1.2% of total loans (net of interbank loans) to 1.0% for the first quarter of 2005. Reported past due loans over total loans (net of interbank loans) for the banking sector were 1.2% for the first quarter of 2005.

The coverage ratio, measured as allowances over past due loans, maintained an adequate level of 172.6% at March 2005, which compares favorably to the 160.0% recorded by the Chilean banking sector.

>    Financing

The following table sets forth certain information with respect to CORPBANCA's sources of funding, in millions of Chilean pesos (except percentages):



---------------------------------------------------- ------------------- -------------------- ------------------- ------------------

                                                     Three months ended  Three months ended     Change between     Percentage change
                                                       March 31, 2005      March 31, 2004            2004           between 2004 and
                                                                                               and 2005 periods           2005
                                                                                                                        periods
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Saving accounts and time deposits                             1,751,299            1,449,435             301,864             20.8%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Current (checking) accounts                                     137,023              122,232              14,791             12.1%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Banker's drafts and other sight deposits                        140,922              124,162              16,759             13.5%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Mortgage bonds                                                  273,347              304,611            (31,264)            (10.3%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Domestic borrowings                                              86,451               13,313              73,138            549.4%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Foreign borrowings                                              226,711              178,315              48,396             27.1%
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------


---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Funds in process settlement                                      89,849               98,041             (8,192)             (8.4%)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
Current (checking) accounts + other sight deposits              188,096              148,353              39,743             26.8%
(*)
---------------------------------------------------- ------------------- -------------------- ------------------- ------------------
(*)Net from funds in process of settlement


In addition to CORPBANCA's capitalization of 50% of 2004 net income and its solid equity base, growth of interest earning assets was financed with deposits and borrowings obtained in the local market as well as foreign borrowings.

Domestic and other borrowings (saving accounts and time deposits, current (checking) accounts, banker's drafts and other sight deposits, mortgage bonds and domestic borrowings) grew by Ch$375,288 million, or 18.6%, driven mainly by saving accounts and time deposits which increased by Ch$301,864 million or 20.8%. Foreign borrowings, meanwhile, grew by Ch$48,396 million, or 27.1%, reflecting the vitality of foreign trade and commercial loans in foreign currency.

It is important to highlight the increase by Ch$31,550 million, or 12.8%, in current (checking) accounts and banker's drafts and other sight accounts, as these constitute an important source for CORPBANCA of non-bearing interest liabilities.

>    Shareholders Equity

The capital increase that took place in November 2002 and the capitalization of 50% of 2004 net income, at the beginning of 2005 (Ch$25,384 million), has allowed CORPBANCA to increase its loans portfolio and expand its financial investments without having to engage in risky activities in order to produce profits. Investments in low credit risk securities as well as hedging instruments rose by Ch$65,781 million, or 13.5%, for the first quarter of 2005 compared to the first quarter of 2004.

As of March 31, 2005, CORPBANCA's capital and reserves of Ch$340,355 million place it as the fourth largest private bank in Chile with a market share of 7.8%.

With a March 2005 14.1% Basle Index, CORPBANCA maintains its solid equity base.


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                   First Quarter 2005 Results Conference Call

You are invited to participate in CORPBANCA's conference call to discuss these results on May 19, 2005, at 12 p.m. New York time (12 p.m. Santiago time). Camilo Morales Riquelme, Division Manager-Planning Development Control, will host the call. Please dial (800) 289-0496 from within the U.S. and (913) 981-5519 from outside the U.S. and ask for the "Corpbanca Conference Call" at least 10 minutes prior to the call so that we can start promptly at 12 p.m. (New York time). The Conference ID # is 3032433.

Links to the press release will be available on the Corpbanca web site.








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

                  Consolidated Statements of Income (unaudited)
     (in millions of Chilean pesos as of March 31, 2005, except percentages)

                                                                            Three months ended           Three months ended
                                                                              March 31, 2005               March 31, 2004
OPERATING INCOME
Net interest revenue                                                                    21,043                         25,146
Gains from trading activities                                                            5,411                          2,834
Fees and income from services, net                                                       4,267                          4,137
Foreign exchange transactions, net                                                     (1,048)                          (780)
Other operating income (loss), net                                                     (1,631)                          (942)
Gross margin                                                                            28,042                         30,395

Personnel salaries and expenses                                                        (8,374)                        (7,869)
Administrative and other expenses                                                      (3,486)                        (3,449)
Depreciation and amortization                                                          (1,211)                        (1,182)
Total operating expenses                                                              (13,070)                       (12,500)

Net operating income                                                                    14,972                         17,895

Provisions for loan losses(*)                                                          (3,662)                        (5,381)

Operating Income                                                                        11,310                         12,514

OTHER INCOME AND EXPENSES
Non-operating income                                                                       582                            584
Non-operating expenses                                                                   (994)                        (1,026)
Income attributable to investments in other companies                                       61                             64
Price level restatement                                                                  2,503                          1,435
Total other income and expenses                                                          2,151                          1,057

Income before income taxes                                                              13,460                         13,571

Income taxes                                                                           (2,724)                          (205)
Income after income taxes                                                               10,736                         13,365

Minority interest                                                                          -                             -
Net Income                                                                              10,736                         13,365
(*)  Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans.




                                                                                               Change

                                                                                Ch$ millions                      %
OPERATING INCOME
Net interest revenue                                                                  (4,103)                 (16.3%)
Gains from trading activities                                                           2,577                   90.9%
Fees and income from services, net                                                        130                    3.1%
Foreign exchange transactions, net                                                      (269)                   34.4%
Other operating income (loss), net                                                      (689)                   73.1%
Gross margin                                                                          (2,353)                  (7.7%)

Personnel salaries and expenses                                                         (505)                    6.4%
Administrative and other expenses                                                        (36)                    1.0%
Depreciation and amortization                                                            (29)                    2.5%
Total operating expenses                                                                (570)                    4.6%

Net operating income                                                                  (2,923)                 (16.3%)

Provisions for loan losses(*)                                                           1,719                 (31.9%)

Operating Income                                                                      (1,204)                  (9.6%)

OTHER INCOME AND EXPENSES
Non-operating income                                                                      (2)                  (0.3%)
Non-operating expenses                                                                     31                  (3.1%)
Income attributable to investments in other companies                                     (3)                  (4.7%)
Price level restatement                                                                 1,067                   74.4%
Total other income and expenses                                                         1,094                  103.5%

Income before income taxes                                                              (110)                  (0.8%)

Income taxes                                                                          (2,519)                1,227.7%
Income after income taxes                                                             (2,629)                 (19.7%)

Minority interest                                                                          -
Net Income                                                                            (2,629)                 (19.7%)
(*)  Under new regulations effective since January 1, 2004 provisions for loan losses are stated net of recoveries of previously charged off loans.


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
                                                                    As of March 31, 2005 or   As of March 31, 2004 or
                   Selected Performance Ratios                       for the three months       for the three months
                                                                          then ended                 then ended
Solvency indicators
Basle index                                                                  14.1%                      16.5%
Shareholders' equity/Total assets                                            10.2%                      11.1%
Shareholders' equity/Total liabilities                                       11.4%                      12.6%

Credit quality ratios
Risk index (1)                                                                1.7%                       2.0%
Past due loans/Total loans                                                    1.0%                       1.2%
Allowances/Total loans                                                        1.7%                       2.0%
Provisions for loan losses/Total loans                                      172.6%                     175.2%
Provisions for loan losses/Gross margin                                       0.6%                       0.1%
Provisions for loan losses/Net income                                        13.1%                      17.7%
                                                                             34.1%                      40.3%
Profitability ratios
Net interest revenue/interest-earning assets(2)                               2.7%                       3.8%
Net interest revenue, as adjusted(3)/interest-earning assets(2)              14.4%                      16.1%
Gross margin/Total assets                                                     3.4%                       4.2%
Provisions and charge-off expenses/Total assets                               0.4%                       0.7%
Income before income taxes over total assets                                  1.6%                       1.9%
Income before income taxes over interest-earning assets (2)                   1.7%                       2.1%
Income before income taxes over equity                                       15.8%                      16.8%
ROA over total assets                                                         1.3%                       1.8%
ROA over interest-earning assets(2)                                           1.4%                       2.0%
ROE                                                                          12.6%                      16.6%

Earnings from subsidiaries/Investment in subsidiaries                        14.3%                      17.5%

Efficiency ratios
Operating expenses/Total assets                                               1.6%                       1.7%
Operating expenses/Total loans                                                2.0%                       2.3%
Operating expenses/Gross margin                                              46.6%                      41.1%

Earnings
Earnings (before income taxes) per share (Chilean pesos)                      0.24                       0.24
Earnings (before income taxes) per ADR (U.S. dollars)                         2.02                       1.92
Earnings per share (Chilean pesos per share)                                  0.19                       0.24
Earnings per ADR (U.S. dollars per ADR)                                       1.61                       1.89


(1) New risk index considers total loan loss allowances
(2) Interest-earning assets: Total loans and financial investments
(3) Includes exchange rate earnings from the forward contracts




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

                       Consolidated Balance Sheets (unaudited)
     (in millions of Chilean pesos as of March 31, 2005, except percentages)

                                                                            Three months ended           Three months ended
                                                                              March 31, 2005               March 31, 2004

Assets

Cash and due from banks                                                              128,502                        171,796
Total Loans                                                                        2,542,558                      2,151,739
Provisions                                                                          (42,657)                       (43,826)
Loans, net                                                                         2,499,902                      2,107,913
Loans to financial institutions                                                       20,002                              0
Securities trading                                                                     7,502                         12,507
Investments                                                                          551,841                        486,060
Other assets                                                                          91,647                         79,740
Fixed assets                                                                          32,944                         32,943

Total assets                                                                       3,332,338                      2,890,960

Liabilities

Current (checking) accounts                                                          137,023                        122,232
Savings accounts and time deposits                                                 2,426,456                      2,163,468
Subordinated bonds                                                                    46,867                         49,020
Borrowings from domestic financial institutions                                       86,451                         13,313
Foreign borrowings                                                                   226,711                        178,315
Other borrowings                                                                      57,739                         29,087

Total liabilities                                                                  2,981,247                      2,555,435

Shareholders' equity                                                                 351,091                        335,524

Total liabilities and shareholder's equity                                         3,332,338                      2,890,960




                  Consolidated Statements of Income (unaudited)
     (in millions of Chilean pesos as of March 31, 2005, except percentages)
                                                                                               Change

                                                                                Ch$ millions                 %

Assets

Cash and due from banks                                                            (43,294)                 (25.2%)
Total Loans                                                                         390,819                   18.2%
Provisions                                                                            1,170                  (2.7%)
Loans, net                                                                          391,989                   18.6%
Loans to financial institutions                                                      20,002                    0.0%
Securities trading                                                                  (5,005)                 (40.0%)
Investments                                                                          65,781                   13.5%
Other assets                                                                         11,906                   14.9%
Fixed assets                                                                              1                    0.0%

Total assets                                                                        441,378                   15.3%

Liabilities

Current (checking) accounts                                                          14,791                   12.1%
Savings accounts and time deposits                                                  262,988                   12.2%
Subordinated bonds                                                                  (2,153)                  (4.4%)
Borrowings from domestic financial institutions                                      73,138                  549.4%
Foreign borrowings                                                                   48,396                   27.1%
Other borrowings                                                                     28,652                   98.5%

Total liabilities                                                                   425,812                   16.7%

Shareholders' equity                                                                 15,567                    4.6%

Total liabilities and shareholder's equity                                          441,378                   15.3%


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FORWARD-LOOKING INFORMATION

To the extent that some statements and assumptions contained herein constitute forward-looking statements, such statements are based on the point of view and the assumptions of management, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such statements.

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Contacts - CORPBANCA:

                                       Camilo Morales R.
                                       Planning and Development Manager
                                       (56 - 2) 687-8114
                                       cmoraler@corpbanca.cl


                                        Jaime Walls
                                        Planning Manager
                                        (56 - 2) 687-8603
                                        jwalls@corpbanca.cl


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WWW.corpbanca.cl         Huerfanos 1072, Santiago, Chile                      12
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